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Elizabeth Peyton



HER MARKET HAS NEVER BEEN HOTTER

She Just Achieved Her 2nd Highest Sale For $2.2M On Wednesday At Sotheby's Evening Sale

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Why Do We Like Peyton?

Increasingly High Demand

Peyton's Top 5 sales have been achieved since 2021, including her 2nd highest, achieved on Wednesday.

As Of This Week!



Auction Record #1:
$2,470,000 (2022)



Auction Record #2:
$2,238,000 (2023)



Auction Record #3:
$2,077,000 (2021)



Auction Record #4:
$2,070,000 (2021)



Auction Record #5:
$2,052,185 (2023)

Massive Impact On Pop Culture

She's been the portraitist for noteworthy names from the likes of David Bowie, The Obama's, Leonardo Di Caprio, Eminem and more.



1st Artist In-Residence At The Louvre

Peyton was recently selected as the first ever artist-in-residence at the Louvre Museum in Paris, an especially high honor for a non-French artist.

artnet news

Museums

The Louvre Invites Contemporary Artists Kader Attia and Elizabeth Peyton to Have On-Site Studios at the Museum

Richard Whiddington, October 10, 2023



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Why Do We Love This Painting?

Desirable Scale, Proven Composition

Peyton's highest auction record to date was achieved by a painting of similar size and composition to our offering.



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ONE OF THE MOST INFLUENTIAL ARTISTS IN CONTEMPORARY PORTRAITURE

"From Gustav Klimt to Elizabeth Peyton, pictures of people are some of the hottest lots"

FINANCIAL TIMES

June, 2023

Important Disclosures

This communication is brought to you by Masterworks Administrative Services. The content is not intended to provide legal, tax, or investment advice.

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Art sales price data and metrics are used for comparative modeling purposes only. Each painting is unique, and historical price trends of a group of selected artwork are not a direct proxy for the historical price performance of any specific painting or any investment in securities referenced. The data shown represents the whole art and is not comparative to an investment in our offerings, which includes fees and expenses.

You must read the offering documents filed with the SEC before investing and the additional information available at https://www.masterworks.com/about/disclosure